Orckit Communications Reports 2011 Second Quarter Results

TEL AVIV, Israel, August 23, 2011 -- Orckit Communications Ltd. (NasdaqGM: ORCT) today reported results for the second quarter and six months ended June 30, 2011.

Revenues in the second quarter of 2011 were $5.0 million compared to $4.6 million in the previous quarter ended March 31, 2011 and $1.7 million in the comparable quarter last year. Net loss for the quarter ended June 30, 2011 was $5.0 million, or $(0.22) per share, compared to $6.0 million, or $(0.27) per share, for the previous quarter ended March 31, 2011 and $7.7 million, or $(0.40) per share, for the second quarter of 2010.

As a result of the settlement of a legal proceeding during the second quarter of 2011, the Company reversed a provision with respect to this proceeding. This reversal reduced selling, marketing, general and administrative expenses during the quarter by approximately $870,000. Without this reversal, these expenses would have been approximately the same as in the comparable quarter last year.

Adjustments related to the Company’s Series A convertible notes issued in March 2007 and Series B convertible notes issued in June 2011 resulted in financial expense in the aggregate amount of $589,000 in the quarter ended June 30, 2011. Adjustments related to the conversion terms of the Series A convertible notes resulted in financial expense of $352,000 in the quarter ended March 31, 2011 and $91,000 in the quarter ended June 30, 2010. Adjustments related to the Series B Notes for the quarter ended June 30, 2011 include an adjustment based on the market value of these notes, as well as one time expenses for the discount applicable to the issuance of the Series B notes and for expenses incurred in connection with the issuance of these notes.

Revenues for the six months ended June 30, 2011 were $9.5 million compared to $3.3 million for the six months ended June 30, 2010. Net loss for the six months ended June 30, 2011 was $11.0 million, or $(0.49) per share, compared to $13.9 million, or $(0.77) per share, for the six months ended June 30, 2010. Adjustments related to the Company’s Series A and Series B convertible notes resulted in financial expense of $941,000 in the six months ended June 30, 2011 and $408,000 million in the six months ended June 30, 2010.

Results for the six months ended June 30, 2010 include other income of $1.6 million as a result of the sale of an equity investment in the first quarter of 2010.

Key highlights:

•
Growing customer base contributed to 200% year-over-year revenue increase in the second quarter compared to the same quarter last year and now totals approximately 25 Tier 1, Tier 2 and Tier 3 service providers, as well as wireline and wireless carriers.

•	Successfully completed an intensive trial with one of the largest mobile operators in India and actively participating in trials and discussions with large service providers.
•	Reduced operating expenses through a work force reduction that, when fully in effect in the fourth quarter of 2011, is expected to reduce quarterly operating expenses by approximately $1.6 million.
•
Upgraded offerings with the introduction of a new CM-401x PTN access product line that includes the CM-4011, CM-4012 and CM-4013 products that offer a comprehensive technology feature-set for delivery of voice and data services using high end packet technologies housed in 1RU as a “pizza-box” with low power consumption. This new product line has received excellent market feedback and completes Orckit’s offerings for end-to-end solutions for all types of services at all network domains. The CM-401x product was named an “Access” winner in the “Innovations in Information Technology” category of “The 3rd Annual 2011 Golden Bridge Award”.

•
Raised net proceeds of approximately $8.0 million in June 2011 through a public offering in Israel of Series B Convertible Notes due December 31, 2017. The notes are denominated in NIS, are not linked to the consumer price index, are convertible into ordinary shares of Orckit and bear interest at the rate of 8% per year.  The offering included approximately $3.0 million invested by related parties under the same terms as outside investors: Mr. Izhak Tamir, Chairman of the Board and President and a co-founder of Orckit; Mr. Eric Paneth, Chief Executive Officer, a director and a co-founder of Orckit; and Catalyst Private Equity Partners (Israel) II LP and affiliated funds.  Mr. Yair Shamir, an outside director of Orckit at the time of this investment, serves as the Chairman of the management company of the Catalyst funds.

Izhak Tamir, Chairman and President of Orckit, said, "Orckit achieved significantly stronger revenue this quarter with a 200% revenue increase year-over-year.  This accomplishment was primarily driven by our growing customer base which now totals approximately 25 Tier 1, Tier 2 and Tier 3 service providers, as well as wireline and wireless carriers.  Since the beginning of the second  quarter, we have added three new Tier 2 service providers.  We also saw growing global interest in our portfolio, and are now engaged in technical discussions, trials and commercial negotiations with close to ten Tier 1 customers in APAC, Europe and LATAM. Looking forward, we are maintaining our guidance of $28 million in revenues for 2011.”

Mr. Tamir concluded, "In addition to successfully growing our installed base, we realized two major milestones this quarter.  In India, we completed an intensive trial for one of the country’s largest mobile operators. We continue to actively participate in trials and discussion with other large service providers.  We also introduced our CM-401x PTN access product line, which supplements our offerings for end-to-end solutions for services in network domains. We believe we are well positioned to meet the need of mobile operators for technologies that can cope with both voice and data services on a large scale at a lower cost. We also believe that our advanced mobile backhaul solution provides the best fit for existing legacy networks and next-generation networks.”

Conference Call
Orckit Communications will host a conference call on August 23, 2011, at 9:00 a.m. ET. The call can be accessed by dialing 1-877-316-9044 (United States) and 1-706-634-2329 (International). Please use the code 81440906.

A replay of the call will be available at www.orckit.com. A dial-in replay of the call will be also available through September 23, 2011 at 11:59 p.m. at 1-800-642-1687 (United States) and 1-706-645-9291 (International). To access this replay, enter the following code: 81440906.

About Orckit Communications Ltd.
Orckit facilitates the delivery by telecommunication providers of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world,  Orckit has a firm foothold in the ever-developing world of telecommunications. Orckit-Corrigent's product portfolio includes Packet Transport Network (PTN) switches, an MPLS and MPLS-TP dual stack based portfolio enabling advanced packet, as well as legacy services over packet networks with a wide set of transport features. Orckit-Corrigent markets its products directly and indirectly through strategic alliances, as well as through distribution and reseller partners worldwide. Orckit was founded in 1990 and became publicly traded in 1996. Orckit is dually listed on NasdaqGM (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel.

For more information, please visit http://www.orckit.com. Follow Orckit on Twitter @ORCT

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s history of losses, dependence on a limited number of customers, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, the effect of current global economic conditions, as well as turmoil in the financial and credit markets, and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Actual results may materially differ. Orckit assumes no obligation to update the information in this release.

KCSA Strategic Communications
Investors, Analysts and Portfolio Managers
Rob Fink
(212) 682-6300 ext. 206

TABLES TO FOLLOW

ORCKIT COMMUNICATIONS LTD.
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)

	June 30	December 31
	2011	2010
ASSETS

Current assets:
Cash and short term marketable securities	$17,403	$19,195
Trade receivables	8,455	6,624
Other receivables	2,467	3,197
Inventories	3,674	3,183
	______	______
Total current assets	31,999	32,199

Long term marketable securities	16,074	16,351
Severance pay fund	3,681	3,611
Property and equipment, net	739	923
Deferred issuance costs, net	104	173
	______	______
Total assets	$52,597	$53,257
	======	======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

Trade payables	$3,682	$3,778
Accrued expenses and other payables	6,057	6,910
Deferred income	2,495	1,933

Convertible subordinated notes, series A	27,763	-
Adjustments due to convertible notes conversion terms	(775)	-
Convertible subordinated notes series A, net	26,988	-
	______	______
Total current liabilities	39,222	12,621

Long term liabilities :

Convertible subordinated notes, series A	-	26,151
Adjustments due to convertible notes conversion terms	-	(1,213)
Convertible subordinated notes series A, net	-	24,938

Convertible subordinated notes, series B	8,211	-

Accrued severance pay and other	4,547	4,446
	______	______
Total long term liabilities	12,758	29,384

Total liabilities	51,980	42,005

Shareholders' equity	617	11,252
	______	______
Total liabilities and shareholders' equity	$52,597	$53,257
	======	======

ORCKIT COMMUNICATIONS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(US$ in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2011	2010	2011	2010

Revenues	$4,970	$1,664	$9,525	$3,295

Cost of revenues	2,811	1,205	5,531	2,428
	______	______	______	______
Gross profit	2,159	459	3,994	867

Research and development expenses, net	3,117	3,611	6,133	7,351

Selling, marketing, general and administrative expenses	3,074	4,003	7,194	8,051
	______	______	______	______
Total operating expenses	6,191	7,614	13,327	15,402
	______	______	______	______
Operating loss	(4,032)	(7,155)	(9,333)	(14,535)

Financial expenses, net	(340)	(501)	(707)	(531)
Adjustments due to Series A and Series B convertible notes	(589)	(91)	(941)	(408)
Total financial expense, net	(929)	(592)	(1,648)	(939)

Other income	0	0	0	1,624
	______	______	______	______

Net loss	$(4,961)	$(7,747)	$(10,981)	$(13,850)
	======	======	======	======
Net loss per share - basic and diluted	$(0.22)	$(0.40)	$(0.49)	$(0.77)
	======	======	======	======
Weighted average number of shares outstanding – basic and diluted	22,732	19,354	22,624	17,976
	======	======	======	======